UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549



                                SCHEDULE 13G



                 Under the Securities Exchange Act of 1934





                          Spatial Technology Inc.
                              (Name of Issuer)


                   Common Stock, par value $.01 per share
                       (Title of Class of Securities)


                                 847246105
                               (CUSIP Number)

                           ______________________

Check the following box if a fee is being paid with this statement /x/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

---------------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13G

CUSIP No. 847246105                                       PAGE 2 OF 5 PAGES


1         NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               New York Life Insurance Company 13-5582869

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /  /
                                                                   (b) /  /

3         SEC USE ONLY

4         CITIZENSHIP OR PLACE OF ORGANIZATION
          New York


NUMBER OF     5    SOLE VOTING POWER                              824,291
SHARES
BENEFICIALLY  6    SHARED VOTING POWER                            None
OWNED BY
EACH          7    SOLE DISPOSITIVE POWER                         824,291
REPORTING
PERSON WITH   8    SHARED DISPOSITIVE POWER                       None

9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON
              824,291

10            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
                                                                  /  /
              (9) EXCLUDES CERTAIN SHARES*

11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              11.1%

12            TYPE OF REPORTING PERSON*

                   IC

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13G

CUSIP No. 847246105                                       PAGE 3 OF 5 PAGES


Item 1   (a)  Name of Issuer

              Spatial Technology Inc.

         (b)  Address of Issuer's Principal Executive Offices

              2425 55th Street, Building A
              Boulder, CO  80301

Item 2   (a)  Name of Person Filing

              New York Life Insurance Company

         (b)  Address of Principal Business Office or, if none, Residence

              51 Madison Avenue, Room 206
              New York, NY  10010

         (c)  Citizenship

              New York

         (d)  Title of Class of Securities

              Common Stock, par value $.01 per share.

         (e)  CUSIP Number

              847246105

Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a)  /  / Broker or dealer registered under Section 15 of the Act,

         (b)  /  / Bank as defined in Section 3(a)(6) of the Act,

         (c) / X / Insurance Company as defined in Section 3(a)(19) of the Act,

         (d) / / Investment Company registered under Section 8 of the Investment Company Act,

                                SCHEDULE 13G

CUSIP No. 847246105                                       PAGE 4 OF 5 PAGES


         (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

         (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see
                   13d-1(b)(1)(ii)(F),

         (g) / / Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7,

         (h) /  /  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4   Ownership

         (a)  Amount Beneficially Owned

         824,291

         (b)  Percent of Class

              11.1%

         (c)  Number of shares as to which such person has:

                (i)  sole power to vote or to direct the vote:  824,291
                     shares

               (ii)  shared power to vote or to direct the vote:  None

              (iii)  sole power to dispose or to direct the disposition of:
                     824,291 shares

              (iv) shared power to dispose or to direct the disposition of: None

Item 5   Ownership of Five Percent or Less of a Class

              Not applicable.

                                SCHEDULE 13G

CUSIP No. 847246105                                       PAGE 5 OF 5 PAGES


Item 6   Ownership of More than Five Percent on Behalf of Another Person

              Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

              Not applicable.

Item 8   Identification and Classification of Members of the Group

              Not applicable.

Item 9   Notice of Dissolution of Group

              Not applicable.

Item 10  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G at November 5, 1996 is true, complete and correct.

Dated:  November 5, 1996

                                NEW YORK LIFE INSURANCE COMPANY



                                By:  /s/ Philip A. Smith
                                    ---------------------------------------
                                    Name:  Philip A. Smith
                                    Title:  Investment Vice President